Exhibit 99.1

PropertyGuru Reports First Quarter 2023 Results

Revenues Grew 16% Year Over Year in the First Quarter and Adjusted EBITDA was Positive

•
Total revenues grew 16% to S$33 million in the first quarter 2023, with over 25% year over year growth in every segment except Vietnam
•
The Company reaffirms its full year 2023 outlook for revenue of S$160 million to S$170 million and Adjusted EBITDA of S$11 million to S$15 million

Singapore – May 24, 2023 – PropertyGuru Group Limited (NYSE: PGRU) (“PropertyGuru” or the “Company”), Southeast Asia’s leading1, property technology (“PropTech”) company, today announced financial results for the quarter ended March 31, 2023. Revenue of S$33 million in the first quarter 2023 increased 16% year over year. Net loss was S$10 million in the first quarter and Adjusted EBITDA2 was a positive S$0.2 million. This compares to a net loss of S$120 million3 and a positive Adjusted EBITDA of S$0.5 million in the first quarter of 2022.

Management Commentary

Hari V. Krishnan, Chief Executive Officer and Managing Director, said “Our first quarter results are a successful start to 2023. As expected, performance in Singapore and Malaysia helped offset the challenging market conditions in Vietnam. In Singapore, our solutions performed well, effectively monetizing the strong sales market as well as taking advantage of rising rental rates. Malaysia continues to benefit from newly launched products and further execution of our dual brand strategy. Vietnam remains the primary challenge in the near-term, as governmental monetary policy has significantly impacted real estate transaction activity. We believe that these pressures will begin to abate in the latter part of 2023 and into 2024. We continue to proactively manage our operations to maximize performance while laying the groundwork to take advantage when the Vietnam real estate market recovers. In all of our markets, we are often reminded that the value of PropertyGuru solutions for our customers can be more visible when the property cycle transitions and macro-economic pressures intensify.

As we move into the middle of 2023, we remain positive in both our ability to deliver essential, differentiated property solutions to our agent and enterprise customers as well as the long-term health and opportunity that is characteristic of our Southeast Asian property markets. In the following quarters, we will be focused on helping consumers find, finance, and own their homes. We continue to be excited about the fundamental opportunities available in the markets we operate in.”

Joe Dische, Chief Financial Officer, added “We are pleased with the 16% year over year revenue growth in the first quarter of 2023. The year has started off strongly despite the anticipated challenges in Vietnam due to monetary policy actions by the government in a targeted effort to cool real estate market activity. Given macro uncertainty, we continue to keep a close eye on costs, especially with respect to discretionary spending. Our Adjusted EBITDA this quarter was in-line with the first quarter of 2022 despite the inclusion of a full quarter of costs associated with being a listed entity. We remain confident in the underlying strength of our offerings and the opportunities in the Southeast Asian property markets. As a result, we are reaffirming our 2023 full year financial outlook for both revenue and Adjusted EBITDA. Lastly, we are encouraged by the types of strategic M&A opportunities we are seeing in the marketplace as we continue to explore and evaluate adjacent opportunities to deploy available capital.”

1 Based on SimilarWeb data between October 2022 and March 2023.

2 Included in the S$10 million of adjustments between net loss and Adjusted EBITDA in the first quarter of 2023 was a S$6 million depreciation and amortization expense.

3 Included in the S$121 million of adjustments between net loss and Adjusted EBITDA in the first quarter of 2022 were a S$105 million share listing expense, S$18 million of legal and professional expenses for the IPO, a S$5 million depreciation and amortization expense, and S$11 million in positive changes in the fair value of securities.

Financial Highlights – First Quarter 2023

•
Total revenues increased 16% year over year to S$33 million in the first quarter.
•
Marketplaces revenues increased 15% year over year to S$31 million in the first quarter, as continued strength in Singapore and Malaysia offset challenges in the Vietnam market due to governmental restrictions on credit.
•
Revenue by segments:
o
Singapore Marketplaces revenue increased 26% year over year to S$19 million, as the number of overall agents and the Average Revenue Per Agent (“ARPA”) grew in the quarter. Quarterly ARPA was up 19% in the first quarter to S$1,124 as compared to the prior year quarter and the number of overall agents in Singapore was up over 200 from year-end 2022 to 15,765 agents. The renewal rate was 79% in the quarter.
o
Malaysia Marketplaces revenue increased 26% year over year to S$7 million, as the Company continues to leverage our two market leading brands (iProperty and PropertyGuru).
o
Vietnam Marketplaces revenue decreased 34% year over year to S$3 million, as governmental actions to tighten credit continue to impact the overall number of listings in the market. The number of listings was down 32% to 1.1 million in the first quarter as compared to the prior year quarter. The average revenue per listing (“ARPL”) was S$2.95, in-line with the first quarter of 2022.
•
At quarter-end, cash and cash equivalents were S$294 million.

Information regarding our operating segments is presented below. It is noted that in 2023 the Company is no longer removing the ongoing cost of being a listed entity when calculating Adjusted EBITDA. As such, the 2022 comparative has been restated.

	For the Three Months Ended March 31,
	2023	2022	YoY Growth
	(S$ in thousands except percentages)

Revenue	32,628	28,232	15.6%
Marketplaces	31,200	27,213	14.7%
Singapore	18,847	15,004	25.6%
Vietnam	3,328	5,056	-34.2%
Malaysia	6,818	5,434	25.5%
Other Asia	2,207	1,719	28.4%
Fintech and data services	1,428	1,019	40.1%
Adjusted EBITDA	220	554
Marketplaces	16,295	13,652
Singapore	14,007	11,398
Vietnam	(921)	1,137
Malaysia	3,502	2,369
Other Asia	(293)	(1,252)
Fintech and data services	(2,205)	(1,646)
Corporate*	(13,870)	(11,452)
Adjusted EBITDA Margin (%)	0.7%	2.0%
Marketplaces	52.2%	50.2%
Singapore	74.3%	76.0%
Vietnam	-27.7%	22.5%
Malaysia	51.4%	43.6%
Other Asia	-13.3%	-72.8%
Fintech and data services	-154.4%	-161.5%

*Corporate consists of headquarters costs, which are not allocated to the segments. Headquarters costs are costs of PropertyGuru’s personnel that are based predominantly in its Singapore headquarters and certain key personnel in Malaysia and Thailand, and that service PropertyGuru’s group as a whole, consisting of its executive officers and its group marketing, technology, product, human resources, finance and operations teams, as well as platform IT costs (hosting, licensing, domain fees), workplace facilities costs, corporate public relations retainer costs and professional fees such as audit, legal and consultant fees. The cost of being a listed entity is also included.

Strong Category Leadership Drives Long-Term Growth Opportunities

As of March 31, 2023, PropertyGuru continued its Engagement Market Share4 leadership in Singapore, Vietnam, Malaysia, and Thailand.

Singapore: 82% – 5.6x the closest peer	Thailand: 54% – 2.2x the closest peer
Vietnam: 83% – 5.1x the closest peer	Indonesia: 26% – 0.4x the closest peer
Malaysia: 93% – 13.9x the closest peer

Full Year 2023 Outlook

The Company reaffirms its full year 2023 outlook of revenues between S$160 million and S$170 million and Adjusted EBITDA between S$11 million and S$15 million.

In the short term, the Company may be impacted by several factors outside of its control. These factors include actions by the government of Vietnam to rein in the availability of consumer credit, residual political uncertainty in Malaysia, property taxation and stamp duty increases in Singapore as a mechanism for prioritizing affordable home ownership for Singaporeans, a lack of clarity in global fiscal policy stemming from rising interest rates, greater inflationary pressures, and global supply chain issues. Longer-term, the Company remains bullish on its growth trajectory, prospects for improving profitability, and the fundamental opportunity that exists in our core markets.

Conference Call and Webcast Details

The Company will host a conference call and webcast on Wednesday, May 24, 2023, at 8:00 a.m. Eastern Standard Time / 8:00 p.m. Singapore Standard Time to discuss the Company's financial results for the first quarter of 2023 and full year 2023 outlook. The PropertyGuru (NYSE: PGRU) Q1 2023 Earnings call can be accessed by registering at:

https://propertyguru.zoom.us/webinar/register/WN_TlifVd2DS4SqGghTyijfvw

An archived version will be available on the Company’s Investor Relations website after the call at https://investors.propertygurugroup.com/news-and-events/events-and-presentations/default.aspx

4 Based on SimilarWeb data between October 2022 and March 2023.

About PropertyGuru Group

PropertyGuru is Southeast Asia’s leading1 PropTech company, and the preferred destination for over 37 million property seekers5 to connect with almost 60,000 agents6 monthly to find their dream home. PropertyGuru empowers property seekers with more than 2.9 million real estate listings7, in-depth insights, and solutions that enable them to make confident property decisions across Singapore, Malaysia, Thailand, Indonesia, and Vietnam.

PropertyGuru.com.sg was launched in Singapore in 2007 and since then, PropertyGuru Group has made the property journey a transparent one for property seekers in Southeast Asia. In the last 15 years, PropertyGuru has grown into a high-growth PropTech company with a robust portfolio including leading property marketplaces and award-winning mobile apps across its core markets; mortgage marketplace, PropertyGuru Finance; home services platform, Sendhelper; a host of proprietary enterprise solutions under PropertyGuru For Business including DataSense, ValueNet, Awards, events and publications across Asia.

For more information, please visit: PropertyGuruGroup.com; PropertyGuru Group on LinkedIn.

Contact Information:

Media	Investor
PropertyGuru Group	PropertyGuru Group
Sheena Chopra	Nat Otis
+65 9247 5651	+1 860 906 7860
sheena@propertyguru.com.sg	natotis@propertyguru.com

5 Based on Google Analytics data between October 2022 and March 2023.

6 Based on data between January 2023 and March 2023.

7 Based on data between October 2022 and March 2023.

Key Performance Metrics and Non-IFRS Financial Measures

Our priority markets comprise Singapore, Vietnam, Malaysia and Thailand. Our core markets comprise Singapore, Vietnam, Malaysia, Thailand and Indonesia.

Engagement Market Share is the average monthly engagement for websites owned by PropertyGuru as compared to average monthly engagement for a basket of peers calculated over the relevant period. Engagement is calculated as the number of visits to a website during a period multiplied by the total amount of time spent on that website for the same period, in each case based on data from SimilarWeb. Engagement Market Share is based on the prevailing SimilarWeb algorithm on the date the Company first filed or furnished such information to the U.S. Securities and Exchange Commission (“SEC”).

Number of agents in all core markets except Vietnam is calculated for a period as the sum of the number of agents with a valid 12-month subscription package at the end of each month in a period divided by the number of months in such period. In Vietnam, number of agents is calculated as the average monthly number of agents who credit money into their account within the relevant period. When counting in aggregate across the PropertyGuru group, in markets where PropertyGuru operates more than one property portal, an agent with subscriptions to more than one portal is only counted once.

Number of real estate listings is calculated as the average number of listings created monthly during the period for Vietnam and the average number of monthly listings available in the period for other markets.

Average revenue per agent (“ARPA”) is calculated as agent revenue for a period divided by the average number of agents in that period, which is calculated as the sum of the number of total agents at the end of each month in a period divided by the number of months in such period.

Number of listings in Vietnam is calculated as the sum of all listings created in each month over the relevant period (other than listings from promotional accounts). Number of listings is used to calculate average revenue per listing, which is described below.

Average revenue per listing (“ARPL”) is calculated as revenue for a period divided by the number of listings in such period.

Renewal rate is calculated as the number of agents that successfully renew their annual package during a period divided by the number of agents whose packages are up for renewal (at the end of their twelve-month subscription) during that period.

This press release also includes references to non-IFRS financial measures, namely Adjusted EBITDA and Adjusted EBITDA Margin. PropertyGuru uses these measures, collectively, to evaluate ongoing operations and for internal planning and forecasting purposes. PropertyGuru believes that non-IFRS information, when taken collectively, may be helpful to investors because it provides consistency and comparability with past financial performance and may assist in comparisons with other companies to the extent that such other companies use similar non-IFRS measures to supplement their IFRS or GAAP results. These non-IFRS measures are presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from similarly titled non-IFRS measures used by other companies. Accordingly, non-IFRS measures have limitations as analytical tools, and should not be considered in isolation or as substitutes for analysis of other IFRS financial measures, such as net loss and loss before income tax.

Adjusted EBITDA is a non-IFRS financial measure defined as net profit/loss for year/period adjusted for changes in fair value of preferred shares, warrant liability and embedded derivatives, finance costs, depreciation and amortization, tax expenses or credits, impairments when the impairment is the result of an isolated, non-recurring event, share grant and option expenses, loss on disposal of plant and equipment and intangible assets, currency translation profit or loss, fair value profit or loss on lease modifications and contingent consideration, business acquisition transaction and integration cost (including contingent consideration), the cost of listing or IPO activities.

Adjusted EBITDA Margin is defined as Adjusted EBITDA as a percentage of revenue.

A reconciliation of net loss to Adjusted EBITDA is provided as follows. It is noted that in 2023 the Company is no longer removing the ongoing cost of being a listed entity when calculating Adjusted EBITDA. As such, the 2022 comparative has been restated.

	For the Three Months Ended March 31,
	2023	2022
	(S$ in thousands)

Net loss	(10,221)	(120,348)
Adjustments:
Changes in fair value of preferred shares, warrant liability and embedded derivatives	2,136	(11,072)
Finance (income)/costs - net	(1,420)	626
Depreciation and amortization expense	5,862	4,914
Share grant and option expenses	2,258	1,528
Other losses - net	73	201
Business acquisition transaction and integration cost[8]	1,442	1,233
Legal and professional fees incurred for IPO	—	18,444
Share listing expense	—	104,950
Tax expenses	90	78
Adjusted EBITDA	220	554

8 Certain amounts in the prior year have been adjusted to conform to the current year presentation.

Forward-Looking Statements

Forward-looking statements in this press release, which are not historical facts, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1955. These statements include statements regarding our future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of PropertyGuru, market size and growth opportunities, competitive position and technological and market trends and involve known and unknown risks that are difficult to predict. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “shall,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” “goal,” “objective,” “seeks,” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Such forward-looking statements are necessarily based upon estimates and assumptions that, while considered reasonable by us and our management, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: changes in domestic and foreign business, market, financial, political and legal conditions; competitive pressures in and any disruption to the industry in which PropertyGuru and its subsidiaries (the “Group”) operates; the Group’s ability to achieve profitability despite a history of losses; the Group’s ability to implement its growth strategies and manage its growth; customers of the Group continuing to make valuable contributions to its platform; the Group’s ability to meet consumer expectations; the success of the Group’s new product or service offerings; the Group’s ability to produce accurate forecasts of its operating and financial results; the Group’s ability to attract traffic to its websites; the Group’s ability to assess property values accurately; the Group’s internal controls; the impact of rising inflation and interest rates on the Group’s business, real estate markets and the economy in general; the impact of government and regulatory policies on real estate or credit markets in the countries in which the Group operates; fluctuations in foreign currency exchange rates; the Group’s ability to raise capital; media coverage of the Group; the Group’s ability to obtain insurance coverage; changes in the regulatory environments (such as anti-trust laws, foreign ownership restrictions and tax regimes) of the countries in which the Group operates; general economic conditions in the countries in which the Group operates; political instability in the jurisdictions in which the Group operates; political unrest, terrorist activities and other geopolitical risks, including the ongoing military action between Russia and Ukraine; the Group’s ability to attract and retain management and skilled employees; the impact of the COVID-19 pandemic on the business of the Group; the Group’s ability to integrate newly acquired businesses or companies and the success of the Group’s strategic investments and acquisitions; changes in the Group’s relationship with its current customers, suppliers and service providers; disruptions to information technology systems and networks; the Group’s ability to grow and protect its brand and the Group’s reputation; the Group’s ability to protect its intellectual property; changes in regulation and other contingencies; the Group’s ability to achieve tax efficiencies of its corporate structure and intercompany arrangements; potential and future litigation that the Group may be involved in; unanticipated losses, write-downs or write-offs; restructuring and impairment or other charges, taxes or other liabilities that may be incurred or required subsequent to, or in connection with, the consummation of the Group’s completed business combination; technological advancements in the Group’s industry; and other risks discussed in our filings with the SEC.

All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth above. We caution you not to place undue reliance on any forward-looking statements, which are made only as of the date of this press release. We do not undertake or assume any obligation to update publicly any of these forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. The inclusion of any statement in this press release does not constitute an admission by PropertyGuru or any other person that the events or circumstances described in such statement are material. Undue reliance should not be placed upon the forward-looking statements.

Industry and Market Data

This press release contains information, estimates and other statistical data derived from third party sources and/or industry or general publications, including estimated insights from SimilarWeb and Google Analytics. Such information involves a number of assumptions and limitations, and you are cautioned not to place undue weight on such estimates. PropertyGuru has not independently verified such third-party information, and makes no representation as to the accuracy of such third-party information.

PROPERTYGURU GROUP LIMITED AND ITS SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	For the Three Months Ended March 31,
	2023	2022
	(S$ in thousands, except share and per share data)

Revenue	32,628	28,232
Other income	1,666	478
Other (losses) /gains - net	(2,208)	10,871

Expenses
Venue costs	(1,270)	(949)
Sales and marketing cost	(4,253)	(4,100)
Sales commission	(2,241)	(3,052)
Reversal of impairment loss on financial assets	39	604
Depreciation and amortization	(5,862)	(4,914)
IT and Internet expenses	(3,134)	(2,415)
Legal and professional	(1,078)	(854)
Employee compensation	(20,786)	(18,265)
Non-executive directors' remuneration	(334)	(773)
Staff cost	(588)	(399)
Office rental	(27)	(22)
Finance cost	(132)	(727)
Legal and professional fees incurred for IPO	—	(18,444)
Share listing expense	—	(104,950)
Other expenses	(2,551)	(591)
Total expenses	(42,217)	(159,851)
Loss before income tax	(10,131)	(120,270)
Tax expenses	(90)	(78)

Net loss for the period	(10,221)	(120,348)
Other comprehensive loss:
Items that may be reclassified subsequently to profit or loss:
Currency translation differences arising from consolidation	(5,643)	(663)
Actuarial loss from post-employment benefits obligation	(4)	(9)
Other comprehensive loss for the period, net of tax	(5,647)	(672)
Total comprehensive loss for the period	(15,868)	(121,020)

Loss per share for loss attributable to equity holders of the Company
Basic and diluted loss per share for the period	(0.06)	(0.90)

PROPERTYGURU GROUP LIMITED AND ITS SUBSIDIARIES

UNAUDITED CONDSOLIDATED BALANCE SHEETS

	As of March 31, 2023	As of December 31, 2022
	(S$ in thousands)

ASSETS
Current assets
Cash and cash equivalents	294,388	309,233
Trade and other receivables	17,965	18,145
	312,353	327,378
Non-current assets
Trade and other receivables	4,778	4,559
Intangible assets	392,335	393,450
Plant and equipment	2,237	2,535
Right-of-use assets	10,283	11,475
	409,633	412,019
Total assets	721,986	739,397
LIABILITIES
Current liabilities
Trade and other payables	23,794	29,737
Lease liabilities	4,112	4,104
Deferred revenue	51,717	50,753
Provisions	280	280
Current income tax liabilities	4,226	4,302
	84,129	89,176
Non-current liabilities
Trade and other payables	328	296
Lease liabilities	7,341	8,339
Deferred income tax liabilities	1,754	1,879
Provisions	679	672
Warrant liabilities	6,869	4,775
	16,971	15,961
Total liabilities	101,100	105,137

Net assets	620,886	634,260

SHAREHOLDERS' EQUITY
Capital and reserves attributable to equity holders of the Group

Share capital	1,082,120	1,081,320
Share reserve	19,386	17,692
Capital reserve	785	785
Translation reserve	(22,604)	(16,961)
Accumulated losses	(458,801)	(448,576)
Total shareholders' equity	620,886	634,260

PROPERTYGURU GROUP LIMITED AND ITS SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Three Months Ended March 31
	2023	2022
	(S$ in thousands)

Cash flows from operating activities
Loss for the period	(10,221)	(120,348)
Adjustments for:
- Tax expenses	90	78
- Employee share grant and option expense	2,086	912
- Non-executive director share grant and option expense	215	660
- Depreciation and amortization	5,862	4,914
- Loss on disposal of plant and equipment and intangible assets	—	27
- Reversal of impairment loss on financial assets	(39)	(604)
- Interest income	(1,552)	(101)
- Finance cost	132	727
- Unrealised currency translation gain	(8)	(7)
- Fair value loss/(gain) on warrant liabilities	2,136	(11,072)
- Share listing expense	—	104,950
	(1,299)	(19,864)
Change in working capital, net of effects from acquisition
and disposal of subsidiaries:
- Trade and other receivables	98	2,077
- Trade and other payables	(5,914)	12,932
- Deferred revenue	965	(2,506)
Cash used in operations	(6,150)	(7,361)
Interest received	1,455	98
Income tax paid	(223)	(110)
Net cash used in operating activities	(4,918)	(7,373)

Cash flows from investing activities
Additions to plant and equipment	(117)	(160)
Additions of intangible assets	(6,551)	(4,116)
Proceeds from disposal of plant and equipment	—	23
Net cash used in investing activities	(6,668)	(4,253)

Cash flows from financing activities
Interest paid	(124)	(360)
Principal payment of lease liabilities	(990)	(984)
Proceeds from reorganisation	—	142,145
Proceeds from the shares issued to PIPE investors	—	178,653
Transaction cost in relation to issuance of PIPE shares	—	(7,664)
Proceeds from issuance of ordinary shares	193	11
Payment for legal and professional fees incurred for IPO	—	(955)
Net cash (used in)/provided by financing activities	(921)	310,846

Net (decrease)/increase in cash and cash equivalents	(12,507)	299,220

Cash and cash equivalents
Beginning of the three months ended 31 March	309,233	70,236
Effects of currency translation on cash and cash equivalents	(2,338)	—
End of the three months ended 31 March	294,388	369,456